OMB APPROVAL OMB Number: 3235-0167 UNITED STATES Expires: October 31, 2007
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SECURITIES AND EXCHANGE COMMISSION
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Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
0-10499
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

 Cibola Energy Corporation
Commission File Number ___________________________
1429 Central Avenue N.W., Albuquerque, NM  87104  (505)242-2050
(Exact name of registrant as specified in its charter)

Common Stock (CUSIP # 171633209)
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains) Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12h-3(b)(1)(i) Rule 12g-4(a)(1)(ii)

x
Rule 12g-4(a)(1)(i)


Rule 12h-3(b)(1)(ii) Rule 12g-4(a)(2)(i)
Rule 12h-3(b)(2)(i) Rule 12g-4(a)(2)(ii)
Rule 12h-3(b)(2)(ii) Rule 15d-6


269
Approximate number of holders of record as of the certification or notice date: _______________________________
Pursuant to the requirements of the Securities Exchange Act of 1934
(Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
June 15, 2007
Barrett E. Yates (Vice President)
Date: _______________________________
By: ______________________________________________________________
Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
 General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature. Persons who respond to the collection of information containedin this form are not required to respond unless the form displaysSEC 2069 (12-04) a currently valid OMB control number.